UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OccuLogix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67461T107

(CUSIP Number)

Megan Kelleher

Sowood Capital Management LP

500 Boylston Street, 17th Floor

Boston, Massachusetts 02116

(617) 603-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP NO. G8915Z102	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS Sowood Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,648,649 shares
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,648,649 shares
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,649
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IA

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on June 13, 2006 (the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) by Sowood Capital Management LP (“Sowood”) relating to shares of common stock, par value $.001 per share of OccuLogix, Inc. (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On June 14, 2006, Sowood entered into a letter of intent to explore potential financing arrangements with the Issuer relating to a proposed issue of convertible notes of the Issuer. Following discussions, on June, 29, 2006, the Issuer informed Sowood that it has elected to discontinue negotiations with Sowood for the potential financing arrangement.

Pursuant to the letter of intent, Sowood retains the exclusive right to enter into a financing transaction with the Issuer until August 15, 2006. While Sowood has no current plans to enter into any such financing transaction, Sowood will continue to monitor and evaluate its investment in the Issuer in light of all relevant factors, including the Issuer’s business operations and financial condition, and general market conditions.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2006

SOWOOD CAPITAL MANAGEMENT LP

By: Sowood Capital Management LLC, its general partner

By: /s/ Megan Kelleher

        Name: Megan Kelleher

        Title: Authorized Signatory